UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

1 See Item 5.

CUSIP No. 269246104	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

2 See Item 5.

CUSIP No. 269246104	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[3]
14	TYPE OF REPORTING PERSON IN, HC

3 See Item 5.

CUSIP No. 269246104	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[4]
14	TYPE OF REPORTING PERSON CO

4 See Item 5.

CUSIP No. 269246104	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

5 See Item 5.

CUSIP No. 269246104	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[6]
14	TYPE OF REPORTING PERSON CO

6 See Item 5.

CUSIP No. 269246104	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[7]
14	TYPE OF REPORTING PERSON OO, HC, IA

 7 See Item 5.

CUSIP No. 269246104	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wingate Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 percent[8]
14	TYPE OF REPORTING PERSON CO

8 See Item 5.

CUSIP No. 269246104	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[9]
14	TYPE OF REPORTING PERSON PN, HC

9 See Item 5.

CUSIP No. 269246104	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[10]
14	TYPE OF REPORTING PERSON PN, HC

10 See Item 5.

CUSIP No. 269246104	Page 12 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,852,753 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[11]
14	TYPE OF REPORTING PERSON OO, HC

11 See Item 5.

CUSIP No. 269246104	Page 13 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 20 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC ("CDG")), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd. ("Wingate"), and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D filed on May 14, 2008 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D filed on May 27, 2008 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D filed on June 10, 2009 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D filed on June 22, 2009 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 13, 2009 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on August 21, 2009 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed on August 31, 2009 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed on September 17, 2009 (“Amendment No. 14”), Amendment No. 15 to Schedule 13D filed on September 24, 2009 (“Amendment No. 15”), Amendment No. 16 to Schedule 13D filed on September 30, 2009 (“Amendment No. 16”), Amendment No. 17 to Schedule 13D filed on October 2, 2009 (“Amendment No. 17”), Amendment No. 18 to Schedule 13D filed on October 7, 2009 (“Amendment No. 18”) and Amendment No. 19 to Schedule 13D filed on October 13, 2009 ("Amendment No. 19" and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by adding the following new paragraph after the end of the fifteenth paragraph:

On April 29, 2010, CEF tendered $33,605,000 aggregate face amount of the Class A Debentures for conversion into 32,500,000 shares of Common Stock.  Following this conversion, the Reporting Persons held a total of approximately $788,032,000 face amount of the Class A Debentures and approximately 198,620,018 shares of Common Stock.  Also on April 29, 2010, CEF and Wingate agreed to sell, respectively, 126,545,455 and 45,454,545 shares of Common Stock to certain underwriters pursuant to the April 2010 Underwriting Agreement described below in Item 6.  Following these sales, the Reporting Persons held a total of approximately $788,032,000 face amount of the Class A Debentures and approximately 26,620,018 shares of Common Stock, and had beneficial ownership of an additional 191,232,735 shares of Common Stock as a result of the Convertible Debentures.  In addition, the April 2010 Underwriting Agreement provides the underwriters a customary over-allotment option to purchase from CEF up to an additional 25,800,000 shares of Common Stock.  If the over-allotment option is exercised in full, the Reporting Persons would hold a total of approximately $788,032,000 face amount of the Class A Debentures and approximately 820,018 shares of Common Stock. Following the sale of the 172,000,000 shares in the offering and following the sale of any over-allotment shares, CEF intends to convert an amount of Class A Debentures that will result in the Reporting Persons holding approximately 9.9% of the Common Stock of the Issuer after the conversion.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

(a)	Number of shares: 217,852,753 shares

CUSIP No. 269246104	Page 14 of 17 Pages

Percentage of shares: 9.9%[1][5]

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 217,852,753 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 217,852,753 shares

(c)
The table attached hereto as Exhibit 99.38 sets forth a listing of the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer in the sixty days prior to the date of this Amendment No. 20.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by adding the following two paragraphs after the twenty-eighth paragraph:

On April 29, 2010, CEF and Wingate entered into an underwriting agreement (the "April 2010 Underwriting Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Sandler O’Neill & Partners, L.P. and Citadel Securities LLC, as representatives for certain underwriters (collectively, the "April 2010 Underwriters"), pursuant to which CEF and Wingate agreed to sell, respectively, and the April 2010 Underwriters agreed to buy, 126,545,455 and 45,454,545 shares of Common Stock. The April 2010 Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto. In addition, the April 2010 Underwriting Agreement provides the underwriters an option to purchase from CEF up to an additional 25,800,000 shares of Common Stock.  The April 2010 Underwriting Agreement is attached as Exhibit 99.39 hereto and incorporated by reference herein.  The transactions contemplated by the April 2010 Underwriting Agreement are referred to herein as the "April 2010 Offering."

In connection with the April 2010 Offering, on April 28, 2010, CEF, Wingate, CLP, CIG, CDG, CDT, CH-I, CH-II, CIG-II, Citadel Advisors and Griffin entered into a customary lock-up agreement with the representatives of the April 2010 Underwriters.  Under the foregoing lock-up agreement, with limited exceptions, CEF, CLP, CIG, CDG, CDT, CH-I, CH-II, CIG-II, Citadel Advisors and Griffin have agreed, for the period ending 90 days after the date of the prospectus relating to the April 2010 Offering, not to:  (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock they owned on April 28, 2010 (including, without limitation, Common Stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Sandler O’Neill & Partners, L.P., and Citadel Securities LLC.

15 The percentages reported in this Amendment No. 20 are based upon 2,200,532,862 shares of Common Stock outstanding (consisting of the sum of (a) 1,976,800,127 shares of Common Stock outstanding as of April 26, 2010 as indicated in prospectus supplement filed by the Issuer with the SEC, dated April 28, 2010, plus (b) 32,500,000 shares of Common Stock issued upon the conversion of the Debentures on April 29, 2010, plus (c) 191,232,735 shares of Common Stock that are issuable upon conversion of the Class A Debentures following the disposition of 172,000,000 shares in the April 2010 Offering (subject to the limitations stated in the indenture)).  The Class A Debentures are convertible into Common Stock of the Issuer at the price of $1.034 per share subject to certain limitations upon such conversion. Pursuant to section 12.01(b)(i) of the indenture for the Debentures, no holder may convert Debentures to the extent that such conversion would cause such holder to “beneficially own, as defined in Rule 13d−3 of the Exchange Act, in excess of 9.9% of the Common Stock outstanding immediately after giving effect to such conversion.”

CUSIP No. 269246104	Page 15 of 17 Pages

Item 6 of the Prior Filing is further amended by inserting the words " the April 2010 Underwriting Agreement" before the words "and the other documents and agreements referenced in this Item 6" in the thirty-first paragraph.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.38	Transaction Listing required by Item 5(c)
Exhibit 99.39	Underwriting Agreement, dated April 29, 2010, by and among CEF, Wingate, the April 2010 Underwriters and the Issuer

CUSIP No. 269246104	Page 16 of 17 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 30th day of April, 2010

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	Citadel Investment Group, L.L.C.,	By:	/s/ John C. Nagel
	its General Partner		John C. Nagel, Authorized Signatory

By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD.		CITADEL DERIVATIVES TRADING LTD.

By:	Citadel Advisors LLC,	By:	Citadel Advisors LLC,
	its Portfolio Manager		its Portfolio Manager

By:	Citadel Holdings II LP, its Managing Member	By:	Citadel Holdings II LP, its Managing Member

By:	Citadel Investment Group II, L.L.C.,	By:	Citadel Investment Group II, L.L.C.,
	its General Partner		its General Partner

By:	/s/ John C. Nagel	By:	/s/ John C. Nagel
	John C. Nagel, Authorized Signatory		John C. Nagel, Authorized Signatory

KENNETH GRIFFIN		CITADEL SECURITIES LLC

By:	/s/ John C. Nagel	By:	Citadel Advisors LLC,
	John C. Nagel, attorney-in-fact*		its Managing Member

		By:	Citadel Holdings II LP, its Managing Member

		By:	Citadel Investment Group II, L.L.C.,
its General Partner

		By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 17 of 17 Pages

CITADEL ADVISORS LLC By: Citadel Holdings II LP, its Managing Member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

WINGATE CAPITAL LTD.

By:  Citadel Advisors LLC,
        its Portfolio Manager

By:  Citadel Holdings II LP
   its Managing Member

By:  Citadel Investment Group II, L.L.C.,
        its General Partner

By:  /s/ John C. Nagel
        John C. Nagel, Authorized Signatory